UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2020

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (Registration No. 333-222820, 333-221462 and 333-233069) of ObsEva SA (including any prospectuses forming a part of such registration statements) and the registration statements on Form S-8 (Registration No. 333-216170, 333-231629 and 333-249457) of ObsEva SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RISK FACTORS

The matters discussed in this Report on Form 6-K include forward-looking statements that involve risks or uncertainties. These statements are neither promises nor guarantees, but are based on various assumptions by management regarding future circumstances, over many of which we have little or no control. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, also may affect our business, financial condition and/or future operating results. A number of important risks and uncertainties, including those identified in the risk factors set forth in our Annual Report on Form 20-F for the year ended December 31, 2019, or our Annual Report, filed with the Securities and Exchange Commission on March 5, 2020, which are incorporated herein, could cause our actual results to differ materially from those in these forward-looking statements. Other than the factors set forth below, there are no material changes to the risk factors previously disclosed in our Annual Report.

Our business could be materially adversely affected by the effects of health pandemics or epidemics, including the  ongoing COVID-19 pandemic, which has significantly impacted the global economy,  in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations, or materially affect our operations globally, including at our headquarters in Geneva, Switzerland, which might be subject to government restrictions in response to the COVID-19 pandemic, and at our clinical trial sites, as well as the business or operations of our manufacturers, clinical research organizations or other third parties with whom we conduct business.

Our business could be materially adversely affected by the effects of health pandemics or epidemics, including the ongoing outbreak of COVID-19, which was declared by the World Health Organization as a global pandemic, and has resulted in travel and other restrictions to reduce the spread of the disease, including government restrictions in Europe, the United States and other countries, which, among other things, directed individuals to shelter at their places of residence, directed businesses and governmental agencies to cease non-essential operations at physical locations, prohibited certain non-essential gatherings, and ordered cessation of non-essential travel. Some of these government restrictions began to be lifted, including in Switzerland and in Massachusetts, where our U.S. subsidiary is located, however many countries and regions in which we operate or where are employees are located are experiencing continued outbreaks, and new restrictions are being implemented. The extent of and timing of government restrictions remains uncertain as the COVID-19 pandemic continues to evolve. Although we implemented work-from-home policies for most of our employees in March 2020, in light of phased reopenings, we reopened our offices in the second quarter of 2020 to allow employees to return on a voluntary basis, consistent with local government requirements, and with a focus on employee safety. Given the continued outbreaks and reimposition of restrictions in many jurisdictions, there is no guarantee that we will not need to further adapt our operations to the continued spread of COVID-19.  The effects of the government restrictions and our evolving work-from-home policies may negatively impact productivity, disrupt our business and continue to delay certain of our clinical programs and timelines, the magnitude of which will depend, in part, on the continued length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, be further extended or be reinstated, related to COVID-19 or other infectious diseases, could impact personnel at third-party manufacturing facilities in Europe, the United States and other countries, or the availability or cost of materials, which would disrupt our supply chain. Further, Kissei Pharmaceutical Co., Ltd., or Kissei, has the exclusive right to supply us with the active pharmaceutical ingredient for linzagolix for our clinical trials and commercial supplies, if approved, subject to limited specified exceptions within the control of Kissei. While many of these materials may be obtained by more than one supplier, restrictions resulting from the coronavirus pandemic in the regions our third-party suppliers and Kissei operate may disrupt our supply chain or limit our ability to obtain sufficient materials for our product candidates, which might impact and delay certain of our clinical programs and timelines.

In addition, our clinical trials have been affected by the ongoing COVID-19 pandemic. Site initiation and patient enrollment has been and may be further delayed due to continued prioritization of hospital resources toward the COVID-19 pandemic, and some patients may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, has been delayed or disrupted, which has adversely impacted our clinical trial operations. For example, in view of the expected logistical challenges with initial screening and uncertainty about continuity of treatment for randomized patients because of the COVID-19 pandemic, as announced in March 2020, we placed a temporary hold on further screening and randomization of patients into our EDELWEISS 2 and EDELWEISS 3 clinical trials. During the second quarter of 2020, new patient enrollment was resumed for EDELWEISS 2 and EDELWEISS 3 in several European countries, as well as in selective areas of the United States, based on local conditions with respect to the prevalence and spread of the COVID-19 pandemic.

The spread of COVID-19, which has resulted in significant impacts globally, may materially affect us economically. While the full extent of the economic impact brought by, and the duration and scope of, the COVID-19 pandemic, may be difficult to assess or predict, it has caused, and may continue to cause, significant disruption of global financial markets. This disruption, if sustained or recurrent, could make it more difficult for us to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction in various economies resulting from the spread of COVID-19 could materially affect our business and the value of our common stock.

The global pandemic of COVID-19 continues to rapidly evolve. The ultimate impact of the ongoing COVID-19 pandemic or a similar health pandemic or epidemic is highly uncertain and subject to change. While the COVID-19 pandemic has had significant impacts on global economies and has resulted in challenging operating environments, we do not yet know the full extent of potential delays or impacts on our business, our clinical trials, healthcare systems or the global economy as a whole. These effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation closely.

Our recurring losses, negative cash flows and significant accumulated deficit have raised substantial doubt regarding our ability to continue as a going concern.

Since inception, we have experienced recurring operating losses and negative cash flows from operating activities, and have significant accumulated deficit. We expect to continue to generate operating losses for the foreseeable future. As of September 30, 2020, we had cash and cash equivalents of $50.6 million. We expect that our cash and cash equivalents as of the date of this Report on Form 6-K will be sufficient to fund our operations and meet all of our obligations as they fall due through the second quarter of 2021 (without consideration of the potential availability of $25.0 million under our credit facility agreement). These conditions raise substantial doubt about our ability to continue as a going concern for one year from the date of this report, meaning that we may be unable to continue operations for the foreseeable future or realize assets and discharge liabilities in the ordinary course of operations. As a result, our financial statements include an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern for one year from the date of this report. If we are unable to obtain sufficient funding, our business, prospects, including our ability to develop and commercialize our product candidates, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our consolidated financial statements, and it is likely that investors will lose all or a part of their investment. Future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press release dated November 5, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: November 5, 2020	By:	/s/ Ernest Loumaye
		Name	Ernest Loumaye
		Title:	Chief Executive Officer